May 11, 2010
Mr. John Reynolds
Assistant Director
Division of Corporation Finance
Mail Stop 3561
U.S. Securities and Exchange Commission
Washington, DC 20549-3561

RE:	Steven Madden, Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 12, 2010
File No. 000-23702

Dear Mr. Reynolds:

        On behalf of Steven Madden, Ltd. (the “Company”), set forth below are our responses to the comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in its letter dated April 30, 2010 (the “Comment Letter”) regarding our Annual Report on Form 10-K for the fiscal year ended December 31, 2009. The Company’s responses follow the text of the comments raised in the Comment Letter which is set forth below.

Signatures

  1.       In future filings, please specify your controller or principal accounting officer. See General Instruction D.2 to Form 10-K.

        We note the Staff’s comment and advise the Staff that the signature of the Company’s principal accounting officer or controller designating such person’s title will be included in all future filings requiring such party’s signature.

Item 15. Exhibits and Financial Statement Schedules

  2.       We note that you failed to include the exhibits, schedules, or annexes to some of your filed exhibits. Please file a complete copy of Exhibits 10.1, 10.2, 10.3, 10.4, 10.5, and 10.6 to the Form 8-K filed on July 16, 2009, and Exhibit 10.1 to the Form 8-K filed February 11, 2010, with your next Exchange Act report.

        We have considered the agreements noted by the Staff as filed in incomplete form and advise the Staff that, in management’s view, the exhibits and schedules omitted from such filings are not material to a full understanding of the agreements to which they relate.

        Specifically, as to Exhibits 10.1 through 10.6 to the Current Report on Form 8-K filed with the Commission on July 16, 2009 which are collection agency agreements entered into by the Company and various of its subsidiaries with our factor, Rosenthal & Rosenthal, Inc., the filings omitted two exhibits referred to in each of these agreements which reflect form language to be incorporated into the Company’s invoices and a list of trade names and trade styles under which the Company or its applicable subsidiary transacts business; neither of such exhibits is material to an understanding of the collection agency agreements.

John Reynolds, Assistant Director
May 11, 2010

        As to Exhibit 10.1 to the Current Report on Form 8-K filed with the Commission on February 11, 2010 which is a Stock Purchase Agreement between the Company and the sole shareholder of Big Buddha, Inc. for the purchase of that company, the omitted exhibits are the following:

Exhibit B - employment agreement with the seller
Exhibit C - services agreement between Big Buddha, Inc. and the Company
Exhibit D - final allocation of the purchase price
Exhibit D-1 - principles, statements and assumptions to be utilized by Independent Public Accounting Firm with regard to settlement of disputes

The employment agreement establishes the employment relationship between the seller of Big Buddha, Inc. and the newly-acquired subsidiary but such employment will not result in such party becoming a named executive officer of the Company and, as such, such agreement is not material to a full understanding of the terms of the acquisition or otherwise. The other exhibits to the Stock Purchase Agreement which were not filed, as well as the disclosure schedules referenced in the Stock Purchase Agreement, similarly do not contain information that is material to a full understanding of the terms of the acquisition. In addition, some of the provisions contained in the agreements and some of the disclosures contained in the schedules are of a confidential nature the public disclosure of which could be harmful to the Company.
* * * *

In connection with this response, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Annual Report;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Annual Report; and

•	the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
* * * *
The Company welcomes the opportunity to discuss any aspect of this letter with you further. Should there be questions regarding our responses or should the Staff require additional information, please contact the undersigned at (718) 308-2215.

Very truly yours,

/s/ Arvind Dharia
Arvind Dharia
Chief Financial Officer

cc:	Damon Colbert
Pamela Howell